August 15, 2007

Re:	Cosan Limited
Registration Statement on Form F-1
Filed August 15, 2007

Mr. Jason Wynn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Wynn:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 14, 2007 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-1 of Cosan Limited (the “Company”) filed July 30, 2007 and August 9, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR for review by the Staff, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.

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Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.

Mr. Jason Wynn	2	August 15, 2007

General

1.	Please file an accurate redline version that marks all changes between amendments. See, for example, the changes to the “Tag-along rights” description on page 7, which was not redlined in either of the two most recently marked amendments

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on July 30, 2007 it filed an amended registration statement reflecting all changes since the initial filing on June 25, 2007. Amendment No. 4 that is being filed today marks all changes since the last filing on July 30, 2007.

Amendment 2 to Registration Statement on Form F-1 Filed on July 30, 2007

Exhibit 5.1

2.	Please obtain a revised legal opinion from Bermuda counsel that address the following deficiencies:
•	Remove any legal conclusions asserted in the opinion, such as those in assumptions (f) and (j) on page 2;
•	Delete paragraphs (4) and (5) under the Opinion section on page 3;
•	Eliminate repetitive disclosure that appears under the Reservations section on pages 4 and 5; and
•

As the legality opinion is not a disclosure document, please relocate the definition of “non-assessable” to the appropriate portion of the prospectus. Also, the opinion as to non-assessability should relate to the concept as understood in U.S. law. Please advise as to whether there are any material differences between non-assessability as defined in Bermuda law and as that concept is understood in the United States.

The Company respectfully advises the Staff that the assumptions contained in (f) and (j) on page 2 relate to factual matters enabling Bermuda counsel to give the opinions required. Bermuda counsel does not opine as to facts, but only as to matters of Bermuda law. In response to the Staff’s comment, Bermuda counsel has revised its opinion to delete paragraphs (4) and (5) under the “Opinion” section on page 3 and to eliminate repetitive disclosure that appears under the “Reservations” section. The Company further advises the Staff that it has included disclosure in the prospectus in response to the Staff’s comment regarding the definition of “non-assessable”. Please see page 133 of Amendment No. 4. Such reference in the opinion is consistent with prior opinions filed by Bermuda counsel with the SEC. Finally, the Company advises the Staff that there are no material differences between non-assessability as defined in Bermuda law and as that concept is

Mr. Jason Wynn	3	August 15, 2007

understood in the United States. The revised legal opinion from Bermuda counsel has been filed as Exhibit 5.1 to Amendment No. 4.

Exhibit 23.4

3.	Please correct the consent provided by BDO Trevisan Auditores Independentes to refer to the use of their report dated July 12, 2007.

The Company has corrected the consent provided by BDO Trevisan Auditores and has filed the revised version of the document as Exhibit 23.4.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz